SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KE Holdings Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.00002 per share
(Title of Class of Securities)

482497104**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 482497104 has been assigned to the American Depositary Shares of the Company, which are quoted on the New York Stock Exchange under the symbol "BEKE." Each American Depositary Share represents 3 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482497104	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON HHLR Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 89,085,195 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 89,085,195 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,085,195 Class A Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON IA

* Consists of 3,899,133 Class A Ordinary Shares represented by ADSs held by funds managed by HHLR (as defined in Item 2(a) below) and 85,186,059 Class A Ordinary Shares represented by ADSs and 3 Class A Ordinary Shares held by funds managed by HIM (as defined in Item 2(a) below). HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 482497104	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 89,085,195 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 89,085,195 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,085,195 Class A Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON IA

* Consists of 3,899,133 Class A Ordinary Shares represented by ADSs held by funds managed by HHLR and 85,186,059 Class A Ordinary Shares represented by ADSs and 3 Class A Ordinary Shares held by funds managed by HIM. HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 482497104	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is KE Holdings Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive office is located at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 100086, People's Republic of China.

Item 2(a).	NAME OF PERSON FILING
This Schedule 13G/A is filed by: (i) HHLR Advisors, Ltd., an exempted Cayman Islands company (“HHLR”), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) represented by ADSs held by certain funds and/or accounts managed by HHLR (the “HHLR Entities”) and (ii) Hillhouse Investment Management, Ltd., an exempted Cayman Islands company (“HIM”) with respect to the Class A Ordinary Shares and Class A Ordinary Shares represented by ADSs held by certain funds and/or accounts managed by HIM (the “HIM Entities”).

HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares represented by ADSs held by the HHLR Entities. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares and Class A Ordinary Shares represented by ADSs held by the HIM Entities. HHLR and HIM are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM reports on this Schedule 13G/A that it has shared voting and dispositive power of the Class A Ordinary Shares and Class A Ordinary Shares represented by ADSs beneficially owned by each of HHLR and HIM.

HHLR and HIM are hereinafter sometimes each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

Item 2(c).	CITIZENSHIP

Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A Ordinary Shares, par value $0.00002 per share (the “Class A Ordinary Shares”).

Item 2(e).	CUSIP NUMBER
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 482497104 has been assigned to the American Depositary Shares of the Company, which are quoted on the New York Stock Exchange under the symbol "BEKE." Each American Depositary Share represents 3 Class A Ordinary Shares.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

CUSIP No. 482497104	13G/A	Page 5 of 7 Pages

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G/A is calculated based upon an aggregate of 2,687,391,656 Class A Ordinary Shares outstanding as of September 30, 2021, as reported in Exhibit 99.1 of the Company’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on November 9, 2021.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2. The HHLR Entities and the HIM Entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

CUSIP No. 482497104	13G/A	Page 6 of 7 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
Each of the Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 482497104	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

HHLR Advisors, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer

HILLHOUSE INVESTMENT MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer